UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 31, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS

Group

AG

produces

regular

annual

and

quarterly

reports,

which

are

submitted

to

the
SEC

under

Forms

20-F

and

6-K,

respectively.

These

reports

are

prepared

in

accordance

with
International

Financial

Reporting

Standards

(IFRS).

SEC

regulations

require

certain

additional
disclosures to be included in

registration statements relating to offerings

of securities. Certain of these
additional disclosures follow herein, and should be read in conjunction with the annual report on Form
20-F for

the year

ended 31

December 2022

of UBS

Group AG

and UBS

AG, filed

with the

SEC on
March 06, 2023,

as well as

UBS Group AG's first

quarter 2023 report, submitted

to the SEC

on Form
6-K

on

April

25,

2023,

and

UBS

Group
AG's

second

quarter

2023

report, submitted

to

the

SEC

on
Form 6-K on August 31, 2023.

Capitalization of UBS Group AG
The

following

table

presents

the

consolidated

capitalization

of

UBS

Group

AG

in

accordance

with
International Financial

Reporting

Standards

(IFRS)

in

US

dollars, the

presentation

currency

of

UBS

Group
AG.
As of
USD m 30.6.23 31.3.23
Debt:
Short-term debt issued

1

105,145

64,333
Long-term debt issued

2

250,762

129,213
Total debt issued

355,907

193,546
Equity attributable to UBS Group AG shareholders

86,999

56,754
Equity attributable to non-controlling interests

636

352
Total capitalization

443,542

250,652
1 Short-term debt issued is composed of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS Group AG
and its subsidiaries

with a remaining

contractual maturity

of less than

one year without

considering any

early redemption features.

2 Long-term debt

issued is composed

of debt issued
(reflected on the

balance sheet lines

Debt issued

measured at amortized

cost and Debt

issued designated at

fair value) by

UBS Group

AG and its

subsidiaries with a

remaining contractual
maturity of more than one year without considering any early redemption features.

This

Form

6-K

is

hereby

incorporated

by

reference

into

each

of

the

registration

statements

of

UBS
Group
AG on

Form F-3

(Registration Number

333-272452) and

on Form

S-8 (Registration

Numbers
333-200634;

333-200635;

333-200641;

333-200665;

333-215254;

333-215255;

333-228653;

333-
230312;

333-249143

and

333-272975),

and

into

each

prospectus

outstanding

under

any

of

the
foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

August 31, 2023